SYNERGY PHARMACEUTICALS INC.

420 LEXINGTON AVENUE, SUITE 2012

NEW YORK, NEW YORK 10170

April 13, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attention:                                         Jeffrey P. Riedler, Assistant Director

Alla Berenshteyn, Staff Attorney

Re:                                       Synergy Pharmaceuticals, Inc.

Preliminary Proxy Statement of Schedule 14A

Filed April 3, 2015

File No. 001-35268

Dear Ms. Berenshteyn:

This letter sets forth the response of Synergy Pharmaceuticals Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 10, 2015 (“Comment Letter”) relating to the preliminary proxy statement on Schedule 14A filed with the Commission on April 3, 2015. The answers set forth herein refer to each of the Staff’s comments by number.

Proposal 2, page 30

1.                                      We note that you have proposed an amendment to your certificate of incorporation that would increase the number of authorized shares of your common stock. Please amend to disclose whether you have any plans, arrangements, understandings, etc. to issue any of the shares that would be newly available for issuance. If such plans exist, please disclose all material information. If not, please revise your disclosure to indicate that you have no such plans.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it currently does not have any plans, arrangements, commitments or understandings for the issuance of the additional shares of common stock which are proposed to be authorized.  The Company advises the Staff that it will insert the following sentence after the fifth paragraph under “Background” on page 30 of the definitive proxy statement on Schedule 14A to be filed with the Commission.

There are currently no plans, arrangements, commitments or understandings for the issuance of the additional shares of common stock which are proposed to be authorized.

The Company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions or comments with respect to the foregoing, please contact Jeffrey Fessler or Stephen A. Cohen of Sichenzia Ross Friedman Ference LLP, at 212-930-9700.

Sincerely,

/s/ Bernard F. Denoyer

Bernard F. Denoyer

cc:  Jeffrey J. Fessler, Sichenzia Ross Friedman Ference LLP